Mail Stop 3561

January 18, 2007

Mr. Joseph K. Lau
Chairman and President
IWI Holding Limited
Oakmont Centre
1010 Executive Court, #300
Westmont, Illinois 60559

> **RE: IWI Holding Limited**
> **Form 20-F/A for Fiscal Year Ended December 31, 2005**
> **Filed October 18, 2006**
> **File No. 0-25108**

Dear Mr. Lau:

We have reviewed your filing and response to our letter of September 27, 2006 and have the following comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's Discussion and Analysis

Results of Operations

1. We note the revisions you made to your discussion of changes in net sales during the year ended December 31, 2005 compared to the year ended December 31, 2004 in response to comment five included in our letter dated September 27, 2006. Please revise to provide a narrative discussion of the extent to which changes in net sales or revenues are attributable to changes in prices or changes in the volume or amount of products being sold or to the introduction of new products or services for each period presented. Refer to Item 5.A. of Form 20-F.

Item 15. Controls and Procedures

2. You state that there have been no "significant changes" in your internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation. However, Item 15(d) of Form 20-F requires disclosure of any change in the issuer's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by the annual report that has "materially affected, or is reasonably

likely to materially affect, the issuer's internal control over financial reporting." Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last year that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise to disclose any change in internal control that occurred during the year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also refer to paragraph 4(d) of item 12 in the Instructions as to Exhibits of Form 20-F.

Certifications

3. Please revise to include the certification exactly as set forth in item 12 of the Instructions as to Exhibits of Form 20-F. Your current certification references the wrong Exchange Act Rules in paragraph 4, refers in several places to this quarterly report as opposed to report and says that the evaluation was performed as of a date within 90 days prior to the filing date rather than as of the end of the period. In addition, the date on the certification should be completed in the revised certification. Finally, the revised certification should be filed as an Exhibit listed in the Exhibit Index.

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Inventories

4. We note the revision to your inventory accounting policy made in response to comment 12 in our letter dated September 27, 2006. It appears that the costs of your light assembly operation for the stringing of pearls in the United States are included in selling, general and administrative expenses. If so, please tell us your basis in GAAP for excluding these costs from inventories and the amount of these costs for each period presented. If not, please revise your inventory disclosure accordingly. Also, please tell us the amount of raw material, work-in-process and finished goods inventories for each period presented.

Cost of Sales

5. We note the revisions to your disclosure in response to comment 11 in our letter dated September 27, 2006. Please tell us whether you classify inventory valuation write-downs, purchasing and receiving costs, inspection costs, warehousing and other costs of your distribution network in cost of sales. If so, please revise your disclosure regarding cost of sales accordingly. If not, please disclose the amounts of such costs included in selling, general and administrative expenses for each period presented.

Revenue Recognition

6. We note from your revised disclosure in response to comment 14 in our letter dated September 27, 2006 that nearly all freight expense is paid by your customers. Please revise to state, if true that amounts billed to your customers for shipping and handling are

included in revenues in your statements of operations. Also, since it appears that shipping and handling costs are not included in cost of sales, please revise to disclose both the amount of such costs for each period and the line item in your statements of operations where such costs are included. Refer to EITF 00-10.

Advertising Costs

7. We note your response to comment 16 in our letter dated September 27, 2006 and the revision to your disclosure regarding the classification of cooperative advertising costs. Please tell us how you are able to overcome the presumption that cash consideration (cooperative advertising payments) given to a customer is a reduction of the selling prices of your products and should be reflected as reductions of your revenue in your statements of operations. Please tell us in detail what specific evidence you receive from your customers that enables you to determine that you receive an identifiable benefit in exchange for the consideration. Please refer to EITF 01-09, paragraphs 9 to 15 in preparing your response.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Sondra Snyder at (202) 551-3332, or in her absence, the undersigned at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters, or with any other questions.

                                                   Sincerely,

                                                   William H. Thompson
                                                 Branch Chief